EXHIBIT 99.1

Equinor ASA: Notice of Annual General Meeting

The annual general meeting of Equinor ASA (OSE: EQNR, NYSE: EQNR) will be held on 15 May 2019 at 17:00 (CEST) at Equinor Business Center, Forusbeen 50, 4035 Stavanger, Norway.

Notice of the annual general meeting is attached hereto.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Attachment

  Notice of annual general meeting in Equinor ASA including appendices.pdf (https://ml.globenewswire.com/Resource/Download/b0ad0050-2f27-4e22-bf9c-70fe85ef24a8)